

September 12, 2019

I, Ana Rojas Bastidas, certify that:

1. The financial statement of RoRak LLC d/b/a Orolait included in this Form are true and complete in all material aspects; and
2. There have been no tax returns filed for RoRak LLC d/b/a Orolait.

Ana Rojas Bastidas
Founder/CEO